March 11, 2014

Dear Mr. Reynolds:

We have reviewed your letter and are writing in response to your comments and look forward to your response and dialogue. We presently hold no metallic and industrial mineral rights in Alberta as referenced in our Form 10-K for Fiscal Year Ended June 30, 2013, as all such interests have expired subsequent to that year end, as noted below. As a result, we do not at the present time have any disclosures to update under “Environmental Regulations, page 13”, “Valleyview Property, page 21”, or “Current State and Plan of Operations, page 23”. While such rights did exist at the fiscal year end, the disclosure that is requested to be revised is to be as at the date of filing (or as reasonably close as possible), and as such any revisions would no longer be relevant or material.

In regards to further detail on the lands we allowed to lapse:

  The December 2, 2008 permits were part of an option agreement with Golden Virtue Resources, Inc (formerly First Lithium). The option provided for a payment on or before January 1, 2014 of $300,000CDN as the final payment to purchase the permits. After discussions with Golden Virtue management on restructuring that payment we elected not to make it and these permits have reverted back.
  The December 2, 2011 permits were originally staked by our wholly owned subsidiary but due to lack of sufficient exploration expenditures required by the Province of Alberta in the two year time period from staking, these lands were forfeited on January 2, 2014 (after the 30 day grace period expired).
  The January 23, 2012 permits were originally staked by our wholly owned subsidiary but due to lack of sufficient exploration expenditures required by the Province of Alberta in the two year time period from staking, these lands were forfeited on February 23, 2014 (after the 30 day grace period expired).

Permit number	Permit holder	Staking Date	Status	Good till
093 9308120658	GOLDEN VIRTUE RESOURCES INC.	December 2, 2008	Active	December 2, 2016
093 9308120659	GOLDEN VIRTUE RESOURCES INC.	December 2, 2008	Active	December 2, 2016
093 9308120660	GOLDEN VIRTUE RESOURCES INC.	December 2, 2008	Active	December 2, 2016
093 9308120663	GOLDEN VIRTUE RESOURCES INC.	December 2, 2008	Active	December 2, 2016
093 9308120664	GOLDEN VIRTUE RESOURCES INC.	December 2, 2008	Active	December 2, 2016
093 9311120585	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120586	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120587	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120588	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120589	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120590	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120591	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120592	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120593	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120594	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120595	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120596	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120597	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120598	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120599	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120600	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120601	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120602	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120603	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120604	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120605	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120606	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120607	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9311120608	1617437 ALBERTA LTD. (ALTA DISPOSAL LTD.)	December 2, 2011	Lapsed on January 2, 2014	December 2, 2013
093 9312010581	ALTA DISPOSAL LTD.	January 23, 2012	Lapsed on February 23, 2014	January 23, 2014
093 9312010582	ALTA DISPOSAL LTD.	January 23, 2012	Lapsed on February 23, 2014	January 23, 2014
093 9312010583	ALTA DISPOSAL LTD.	January 23, 2012	Lapsed on February 23, 2014	January 23, 2014
093 9312010584	ALTA DISPOSAL LTD.	January 23, 2012	Lapsed on February 23, 2014	January 23, 2014
093 9312010585	ALTA DISPOSAL LTD.	January 23, 2012	Lapsed on February 23, 2014	January 23, 2014
093 9312010586	ALTA DISPOSAL LTD.	January 23, 2012	Lapsed on February 23, 2014	January 23, 2014

We understand the disclosure comments that you have and in regards to your “Environmental Regulations” comment, had a study commissioned in June of 2012 (Alberta Regulatory Process for Mineral Extraction from Brine – June 2012), which could be provided for your reference.

Given the foregoing, it does not seem that we can amend our filing as these comments are not material for our business today and we feel they would make an amended filing misleading to readers. Should they become relevant again in the coming months we will ensure that they are addressed fully in future filings.

Sincerely,

Alex Walsh
CEO
Lithium Exploration Group, Inc.